UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CATASYS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44919F104

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

11150 Santa Monica Boulevard, Suite 1400

Los Angeles, California 90025

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,032,567 shares (See Item 5)
	8	SHARED VOTING POWER 6,514,286 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 61,032,567 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 6,514,286 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,546,853 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,514,286 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,514,286 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,514,286 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,514,286 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,514,286 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,514,286 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Partnership

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,514,286 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,514,286 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,514,286 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES

This Amendment No. 9 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on October 21, 2011, (ii) Amendment No. 2 thereto, filed with the SEC on November 3, 2011, (iii) Amendment No. 3 thereto, filed with the SEC on November 17, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on December 12, 2011, (v) Amendment No. 5 thereto, filed with the SEC on February 2, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on April 23, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on September 20, 2012, and (viii) Amendment No. 8 thereto, filed with the SEC on December 10, 2012 (collectively, this “Schedule 13D”), by David E. Smith (“Mr. Smith”), with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being jointly filed by (i) David E. Smith, a natural person and citizen of the United States of America, (ii) Shamus, LLC, a Delaware limited liability company, (iii) The Coast Fund, L.P., a Cayman Islands limited partnership (“Coast Fund”), and (iv) Coast Offshore Management (Cayman), Ltd. (“Coast Offshore Management”) (collectively, the “Reporting Persons”).

The principal occupation of Mr. Smith is president of Coast Asset Management, LLC. Mr. Smith also is the president of Coast Offshore Management. Coast Offshore Management is the managing general partner of the Coast Fund. The Coast Fund is the sole member of Shamus. The principal business of each of Coast Offshore Management, the Coast Fund and Shamus is investment. Mr. Smith serves as the president of Coast Offshore Management.

The principal business address of each of the Reporting Persons is c/o Coast Asset Management, LLC, 11150 Santa Monica Boulevard, Suite 1400, Los Angeles, California 90025.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On April 10, 2013, Shamus purchased 3,257,143 shares of Common Stock from Catasys in a private placement at $0.07 per share (the “April 2013 Shares”). The source of funds used by Shamus for such purchase was working capital, including from funds provided by Mr. Smith. The securities purchase agreement executed by Catasys and Shamus in connection with the purchase of the April 2013 Shares (the “April 2013 Purchase Agreement”) contemplates that Shamus would be eligible to receive certain additional shares if a reverse stock split of the Common Stock occurs on or before April 10, 2015 and the volume weighted average price of the Common Stock during the 20 trading days after such reverse stock split is lower than the closing price of the Common Stock on the trading day immediately prior to the effective date of such reverse stock split (the “Reverse Stock Split Adjustment”), as described in further detail in the Current Report on Form 8-K filed by Catasys with the SEC on April 15, 2013 (the “Most Recent 8-K”). A copy of the form of securities purchase agreement upon which the April 2013 Purchase Agreement was based is included as exhibit 10.1 to the Most Recent 8-K and is hereby incorporated by

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES

reference into this Schedule 13D as Exhibit H hereto. The foregoing summary of the terms and conditions of the April 2013 Purchase Agreement, including the Reverse Stock Split Adjustment, is qualified by reference to the actual text of such form, which is hereby incorporated by reference in response to this Item 3.

In connection with Shamus’s purchase of the April 2013 Shares, Catasys also issued to Shamus a warrant (the “April 2013 Warrant”) exercisable for 3,257,143 shares of Common Stock at the exercise price of $0.07 per share, subject to potential future adjustment pursuant to the provisions of the April 2013 Warrant. The April 2013 Warrant is exercisable immediately and expires on April 10, 2018. A copy of the form of warrant used for the April 2013 Warrant is included as exhibit 4.1 to the Most-Recent 8-K and is hereby incorporated by reference into this Schedule 13D as Exhibit I hereto. The foregoing summary of the April 2013 Warrant is qualified by reference to the actual text of such form, which is hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

Shamus acquired the April 2013 Shares and the April 2013 Warrant for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	Shamus beneficially owns, in the aggregate, 6,514,286 shares of Common Stock (the “Shamus Shares”), representing approximately 3.7% of the outstanding Common Stock.(1) The Shamus shares are comprised of (i) the 3,257,143 shares of Common Stock that constitute the April 2013 Shares and (ii) 3,257,143 shares of Common Stock issuable upon exercise of the April 2013 Warrant.

As the sole member of Shamus, the Coast Fund may be deemed to beneficially own all Common Stock beneficially owned by Shamus. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management may be deemed to beneficially own all Common Stock beneficially owned by the Coast Fund. Except to the extent it is deemed to beneficially own any Common Stock beneficially owned by Shamus, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all Common Stock beneficially owned by Coast Offshore Management, Coast Fund and Shamus. Mr. Smith may be deemed to beneficially own, in the aggregate, 67,546,853 shares of Common Stock, representing approximately 38.5% of the outstanding Common Stock, and may be deemed to have sole voting and dispositive power over 61,032,567 of such shares and shared voting and dispositive power with Shamus, Coast Fund and Coast Offshore over 6,514,286 of such shares. Such shares are comprised of (i) the Shamus Shares, (ii) 31,440,709 shares of Common Stock owned directly by Mr. Smith, and (iii) 29,591,858 shares of Common Stock issuable upon exercise of six warrants owned by Mr. Smith.

(1)	All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 142,739,844 shares of Common Stock issued and outstanding as of April 10, 2013 after giving effect to all issuances of Common Stock by Catasys through April 10, 2013, according to information provided by Catasys to the Reporting Persons, and (ii) an estimated 32,849,001 shares of Common Stock issuable upon exercise of all warrants held by Mr. Smith and Shamus.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

H	Form of Securities Purchase Agreement used for the April 2013 Purchase Agreement (incorporated by reference to exhibit 10.1 of the Current Report on Form 8-K filed by Catasys with the SEC on April 15, 2013).

I	Form of Warrant used for the April 2013 Warrant (incorporated by reference to exhibit 4.1 of the Current Report on Form 8-K filed by Catasys with the SEC on April 15, 2013).

J	Joint Filing Agreement, dated as of April 10, 2013, by and among David E. Smith, Coast Offshore Management (Cayman), Ltd., The Coast Fund L.P., and Shamus, LLC (filed herewith).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2013

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

Exhibit J

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.0001 per share, of Catasys, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of April 10, 2013.

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President